

13010608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 0 1 2013

Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65347

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/2012_____ AND ENDING__12/31/2012__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Financial Investments, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	**FIRM I.D. NO.**

_____90 Broad Street 17th Floor_____
                                 (No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Raj Agarwal_____(212)509-8086_____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____William Chan C.P.A._____
                              (Name – *if individual, state last, first, middle name*)

4205 8th Avenue	Brooklyn	NY	11232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____Ronald Hing_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____U.S. Financial Investments, Inc._____, as of _____December 31,_____, 20_12____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn to before me this

_____ day of _Febraury_ 2013

_____
Notary Public

_____
Signature

_____Principal_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (To be submitted separately)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Financial Investments, Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.

[x] Facing Page.

[x] Statement of Financial Condition.

[x] Statement of Earnings.

[x] Statement of Cash Flows.

[x] Statement of Changes in Shareholder's Equity.

[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] Notes to Financial Statements.

[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
    under the Securities Exchange Act of 1934.

[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
    Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ] Information Relating to the Possession or Control Requirements for Brokers and
    Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
    Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
    Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
    Condition With Respect to Methods of Consolidation (not applicable).

[x] An Affirmation.

[ ] A copy of the SIPC Supplemental Report (not required).

[x] A report describing any material inadequacies found to exist or found to have existed since
    the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions for this filing, see section 240.17a-5(e)(3).*

US Financial Investments, Inc.

<u>(S.E.C. I.D. No. 8-65347)</u>

Firm ID 120804

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

WILLIAM J. CHAN

Certified Public Accountant   **Accounting – Auditing – Bookkeeping –Taxation**

4205 8th Avenue Brooklyn, NY 11232   Tel: (718) 437 - 1816   Fax: (718) 437 - 3887

Independent Auditor's Report

To the Shareholders of
U.S. Financial Investments, Inc

We have audited the accompanying statement of financial condition of U.S. Financial Investments, Inc. (a Corporation) as of December 31, 2012, and the related statement of income, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statement of financial condition of U.S. Investments, Inc. as of December 31, 2012, and the statement of income, ownership's equity and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our examination also included the statements of the computation of minimum capital requirements pursuant to Broker/Dealer regulations. in our opinion, the statements when considered in relation to the basic financial statements present fairly the information shown.

William Chan CPA
Brooklyn, NY
February 26, 2013

US Financial Investments, Inc.

Statement of Financial Condition
As of December 31, 2012

ASSETS

Cash	$ 360,129.75
Commissions Receivable	50,236.98
Deposit at Clearing Firm	50,000.00
House Markup/Error Accounts	-
Computer and Equipment	
(Less accumulated depreciation of 12,778.14)	4,225.74
Other Assets	2,405.62
Total Assets	**$ 466,998.09**

LIABILITIES & SHAREHOLDER'S EQUITY

Accounts Payables & Accrued Expenses	19,528.86
Accrued Expenses-Trinity Future	3,592.15
Accrued Payroll Taxes	2,385.78
Commissions Payable	27,444.87
Other accrued expenses/liabilities	2,368.00
Reserve for errors and charges	45,799.31
Wages Payable	4,528.49
Total Liabilities	105,647.46
Shareholder's Equity	
Partners' Distribution	(170,000.00)
Retained Earnings	306,850.63
Stockholder's Equity	224,500.00
Total Equity	361,350.63
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	**$ 466,998.09**

US Financial Investments, Inc.

Statement of Operation

Year ended December 31, 2012

Income

Commissions Earned	$ 2,248,331.48
Interest and Other Income	146.31
Consulting Income	44,250.00
Referral Fees	10,874.97
Reimb. Biz. Exp.	14,572.00
Total Income	2,318,174.76

Expense

Clearing Costs	46,818.56
Bank Charges and Misc. Expense	1,010.00
Commissions and Fees Paid	120,884.82
Communications	6,340.46
Consulting Expense	63,295.68
Depreciation Expense	2,751.92
Error Expense	(25.00)
Bonus	93,798.99
Exchange Fees	2,331.06
Health Insurance	50,789.46
Liability, workers' comp and Disability Insurance	19,569.39
IT Expense	10,913.32
Office Expense and Supplies	10,366.35
Payroll Expenses	1,438,989.66
Payroll Tax Expenses	66,975.24
Postage and Delivery	2,415.43
Professional Fees	32,231.81
Quotes Service	93,835.38
Registration Expense	12,583.25
Regulatory Expenses	16,343.48
Rent	77,878.50
Tax	25,217.00
Telephone	946.24
Travel and Entertainment	9,592.05
	2,205,853.05
Net Income	$ 112,321.71

US Financial Investments, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash flows from operating activities

Net profit	$ 112,321.71
Depreciation	2,751.92
Changes in assets:	
(Increase)/decrease in:	
Commission receivable	65,716.10
Other assets	(97.90)
Changes in liabilities:	
Increase/(decrease) in:	
Commission payable	(31,263.71)
Accounts payable and accrued expense	(65,928.52)
Deposit payable	13,391.69
Other accrued expenses/Liab	(10,008.00)
Net cash from operating activities	86,883.30

Cash flows from financing activities

Dividends Distributions	(170,000.00)
Net cash used in financing activities	(170,000.00)

Net decrease in cash	(83,116.70)
Cash at the beginning of the year	443,246.46
Cash at the end of the year	$ 360,129.75

Supplementary disclosure of cashflows information:

Income taxes	$ 25,217.00
Interest	-

U.S. Financial Investments, Inc.

Statement of Changes in Shareholders' Equity

Year ended December 31, 2012

	Common stock	Retained earnings	Total
Balance at December 31, 2011	$224,500.00	$ 194,528.92	$ 419,028.92
Current Net income/(Loss)		112,321.71	112,321.71
Dividend Distribution		(170,000.00)	(170,000.00)
Balance at December 31, 2012	$224,500.00	$ 136,850.63	$ 361,350.63

U.S. Financial Investments, Inc.

Computation of Net Capital Required By Rule 15C3-1 of
The Securities And Exchange Commission
Year ended December 31, 2012

Net Capital

Total Shareholder's equity		$ 361,350.63
Less non-allowable assets		
CD use for collateral		34,416.84
Fixed assets net of depreciation	4,225.74	
CRD Deposit	1,926.60	
Petty Cash	150.00	
Postage Meter Deposit	329.02	6,631.36
Net Capital		320,302.43
Net capital requirement ($100,000 or 6 2/3% of aggregate		
indebtedness, whichever is greater)		100,000
Excess net capital		$ 220,302.43
Excess net capital at 1,000%		
(net capital less 10% of aggregate indebtedness)		$ 220,302.43
Aggregate Indebtedness		
Total aggregate indebtedness		$ 105,647.46
Ratio of aggregate Indebtedness to net capital		32.98%

There were no material differences between the computation of net capital under rule 15c3-1

reflected above and the computation included in the Company's corresponding unaudited

December 31, 2012 Form X-17A-5 Part IIA filing.

U.S. FINANCIAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

NOTE A - ORGANIZATION AND NATURE OF BUSINESS:

U.S. Financial Investments, Inc. (the "Company") is a New Jersey Corporation, located in New York, NY involved in trading of securities and options on behalf of its clientele on all principal trading exchanges. The Company was formed in April 2002, and commenced broker/dealer operations in May 2003. The Company is registered with the FINRA as a Broker/Dealer. A broker/dealer is an organization which solicits or accepts orders to buy or sell securities or options on securities. A broker/dealer does not accept any money, securities, or property to margin, guarantee, or secure any trades or contracts that result or may result there from.

NOTE B .SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used, unless otherwise noted, conform to generally accepted accounting principles and have been consistently applied in the preparation of financial statements,

Income taxes

The company is an "S" corporation and not subject to federal corporate tax. Income tax liability flows through to the shareholders.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

As a broker/dealer, the company does not hold customer segregated cash or securities balances. Securities transactions are processed by clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balance in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2012, the Company was not responsible for any unsecured customer debits and did not have any open positions in its trading accounts.

NOTE D - NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital provisions as highlighted on page 9 and 10 of the Focus Report.

The information presented in the un-audited Focus Report was the same as audited report. Therefore, no reconciliation was required.

NOTE E - LETTER OF CREDIT:

The Company through its banker has issued $30,000, Irrevocable Standby Letter of credit expiring per lease agreement, thru April 2012, towards 90 Broad Street, 17th floor office, New York, NY, as security towards rent payments for the lease of office premises.

WILLIAM J. CHAN

<u>Certified Public Accountant</u>   <u>Accounting – Auditing – Bookkeeping –Taxation</u>

4205 8th Avenue Brooklyn, NY 11232   *Tel: (718) 437 - 1816*   *Fax: (718) 437 - 3887*

To the Shareholders of
U.S. Financial Investments, Inc.

In planning and performing our audit of the financial statements of U.S. Financial Investment Inc. (the "Company") for the period January 1, 2012 through December 31, 2012, we consider its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in making (1) the periodic computations of minimum financial requirements pursuant to SEC Rule 15c3-1.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulations lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the

risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we have noted no matters involving the internal control structure including procedures for safeguarding customer and firm assets that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities exchange Act of 1934 and related regulations, and that practice procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of management and other regulatory agencies that rely on SEC's Regulations and should not be used for any other purpose.

William Chan C.P.A.
Brooklyn, NY
February 26, 2013